                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                ________________

                                SCHEDULE 14D-9/A
                                 (RULE 14d-101)

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                   Courtyard by Marriott Limited Partnership
                           (Name of Subject Company)

                                  CBM One LLC
                     (Names of Person(s) Filing Statement)

                     Units of limited partnership interests
                         (Title of Class of Securities)

                                      None
                     (CUSIP Number of Class of Securities)

                          Christopher G. Townsend
                 Courtyard by Marriott Limited Partnership
                            10400 Fernwood Road
                         Bethesda, Maryland  20817
                                (301) 380-2070

                 (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of the Person(s)
                               Filing Statement)

                               ----------------

                                   Copies to:

                             J. Warren Gorrell, Jr.
                               Bruce W. Gilchrist
                              Hogan & Hartson L.L.P.
                  Columbia Square, 555 Thirteenth Street, N.W.
                          Washington, D.C.  20004-1109
                                 (202) 637-5600


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

     CBM One LLC, a Delaware limited liability company and the sole general partner (the "General Partner") of Courtyard by Marriott Limited Partnership, a Delaware limited partnership (the "Partnership"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 7, 2000 (the "Schedule 14D-9") relating to the offer by CBM I Holdings LLC, a Delaware limited liability company (the "Purchaser") and an indirect, wholly owned subsidiary of CBM Joint Venture LLC (the "Joint Venture"), a Delaware limited liability company that is a joint venture between MI CBM Investor LLC ("MI Investor"), a Delaware limited liability company and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott International"), and Rockledge Hotel Properties, Inc., a Delaware corporation ("Rockledge"), to purchase (the "Purchase Offer") all of the outstanding units (the "Units") of limited partnership interest (other than Units owned by the General Partner), upon the terms and subject to the conditions set forth in the Purchase Offer and Consent Solicitation dated August 7, 2000 (the "Original Purchase Offer and Consent Solicitation"), as amended by the Supplement thereto dated September 26, 2000 (the "Supplement to the Original Purchase Offer and Consent Solicitation"), and the related Proof of Claim, Assignment and Release. This amended Schedule 14D-9 should be read in conjunction with the original Schedule 14D-9. Except as set forth herein or to the extent inconsistent herewith, the terms previously set forth in the original Schedule 14D-9 remain applicable in all respects. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.


Item 2.  Identity and Background of Filing Person.

     The information previously provided in response to this item is hereby amended and supplemented to include the following information:

     On September 25, 2000, the Settlement Agreement, dated March 9, 2000 (the "Settlement Agreement"), relating to the settlement of class action litigation described in the Original Purchase Offer and Consent Solicitation, was amended (the "Amendment to the Settlement Agreement"). Pursuant to the terms of the Amendment to the Settlement Agreement, the Purchaser is continuing to offer to purchase all Units tendered prior to the Expiration Date for $134,130. However, the net amount that each Unitholder who is a class member will receive has been increased from approximately $116,000 per Unit, plus a pro rata portion of certain interest accrued on the Settlement Fund (as defined in the Settlement Agreement), to $133,500 per Unit (or a pro rata portion thereof) (the "Net Settlement Amount"). The Net Settlement Amount of $133,500 includes each Unit's pro rata portion of certain interest accrued on the Settlement Fund. Under the terms of the Settlement Agreement, interest will continue to accrue until all third-party lender and other consents necessary to consummate the Settlement (other than the consents that constitute conditions to the Purchase Offer and the Merger (as defined)) have been obtained. As of September 22, 2000, approximately $3,800 of interest has accrued per Unit. In addition, pursuant to the terms of the merger agreement between a subsidiary of the Purchaser and the Partnership, each outstanding Unit that has not been tendered in the Purchase Offer (other than Units held by the General Partner, the Purchaser and Unitholders who elect to opt out of the Settlement) will be converted in the merger of a subsidiary of the Purchaser into the Partnership (the "Merger") into the right to receive $134,130 per Unit (or a pro rata portion thereof) in cash. The net amount that each Unitholder who has not opted out of the Settlement will receive in the Merger has been increased to $133,500 per Unit (or a pro rata portion thereof), which amount includes each Unit's pro rata portion of certain interest accrued on the Settlement Fund. The Joint Venture has agreed to pay a portion of the fees and expenses of counsel to the class action plaintiffs in the Haas Litigation so that such counsel will receive the same amount as it would have received from the Settlement Fund prior to the increase in the Net Settlement Amount if its request for attorneys' fees and expenses had been approved by the Court. The Joint Venture has also agreed to reimburse certain expenses of the CBM I LP Partners' Committee, a committee with which the revised Purchase Offer was negotiated. The amount to be received by any Unitholder in the Purchase Offer or the Merger will be reduced by any amount owed by such holder on the original purchase price of his or her Units.

Item 4. The Solicitation or Recommendation.

     The General Partner is not making a recommendation to any Unitholder as to whether to tender or to refrain from tendering his or her Units in the revised Purchase Offer or whether or not to consent to the Merger and certain amendments to the Partnership's partnership agreement (the "Amendments"), as described in the Original Purchase Offer and Consent Solicitation. The General Partner is a defendant in the Haas Litigation and, therefore, has a conflict of interest with respect to the Purchase Offer, the Merger and the Amendments. Unitholders must make their own decisions whether or not to tender their Units in the Purchase Offer and whether or not to consent to the Merger and the Amendments, based upon a number of factors, including several factors that may be personal to Unitholders, such as their financial position, their need or desire for liquidity, their preferences regarding the timing of when they might wish to sell their Units, other financial opportunities available to them, and their tax position and the tax consequences to them of selling their Units.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used

     The information previously provided in response to this item is hereby amended and supplemented to include the information set forth in the section of the Supplement to the Purchase Offer and Consent Solicitation captioned "Other Matters--Solicitation of Consents," which section is incorporated herein by reference.

Item 8. Additional Information.

     The information contained in the Supplement to the Purchase Offer and Consent Solicitation is incorporated herein by reference.

Item 9.  Exhibits.

     The information previously provided in response to this item is hereby amended and supplemented to include the following exhibits:

(4) Supplement to the Purchase Offer and Consent Solicitation dated September 26, 2000.*
(5) Amendment to the Settlement Agreement, dated as of September 26, 2000 among the Milkes Plaintiffs (as defined therein), the Haas Plaintiffs (as defined therein), the Palm and Equity Intervenors (as defined therein) and the Defendants (as defined therein), each by and through their respective counsel of record.*

_________
* Incorporated herein by reference to Amendment No. 6 to the Tender Offer Statement on Schedule TO filed by the Purchaser, the Joint Venture, Marriott International, MI Investor, Rockledge, Host Marriott Corporation and Host Marriott, L.P. with the Securities and Exchange Commission on September 26, 2000.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                COURTYARD BY MARRIOTT LIMITED PARTNERSHIP
                                By: CBM One LLC, its general partner



Dated: September 26, 2000       By: /s/C.G.Townsend
                                    -------------------------------
                                    Name: C. G. Townsend
                                    Title: Executive Vice President